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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Wins Phase II Of $500K EAI Project For Global Human Resources Firm

Implementation Includes Architectural Design, Development and Deployment of Survey Management, Workflow, and Business Intelligence Engine for Global Customer Base

Irvine, California (January 27, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its subsidiary CoreTech Consulting Group, LLC, has won a major phase II expansion of a project deal to provide architectural design, development and enterprise application integration (EAI) services to a global Human Resources Consulting company. The total value of the project now stands at over $500,000.

The new project scope requires a complete reengineering of the client’s existing enterprise application, integration with Microsoft’s .Net architecture, and optimization of the client’s business processes and procedures. CoreTech is providing a multi-disciplinary team of project managers, architects, developers, and reporting designers and is expected to deliver the final working application by midyear.

“Human resource firms are constantly striving to increase the quality and consistency of outsourced personnel and activities to reduce workloads, control costs, attract and retain the right people, and improve employee job satisfaction,” said Mark A. Redlus, President & CEO of CoreTech. “By providing the right mix of domain and technological know-how, CoreTech is helping these organizations meet their goals.”

“We are witnessing an upturn in customer demand to optimize business processes, and maximize and protect their legacy investments by leveraging emerging technologies,” said Menachem Hasfari, CEO of Magic Software.  "CoreTech continues to provide the expert consultants and development teams required to enable companies to execute their strategic initiatives.”

Companies interested in finding out more about CoreTech’s project staffing services can visit http://www.coretech.com/staffing/index.html or send e-mail to info@coretech.com

About CoreTech Consulting Group, LLC (CoreTech)
CoreTech, a wholly owned subsidiary of Magic Software, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline , Johnson & Johnson, Wyeth, SunTrusT Banks, Synovous Financial and many more. CoreTech, which has been named to the “Inc. 500” and Deloitte & Touche's “Fast 500,” is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting http://www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date:  27 January, 2004